HIVE Digital Technologies Ltd.

Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(In thousands of U.S. dollars)

(Unaudited)

HIVE Digital Technologies Ltd.

Contents

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Financial Position (expressed in thousands of United States dollars) (Unaudited)

As at	Note	June 30, 2025	March 31, 2025

Assets
Current assets
Cash		$24,601	$23,375
Amounts receivable and prepaids, net	5	34,520	15,343
Derivative asset	6	40,507	1,300
Investments	4	33,694	24,136
Digital currencies	6	47,326	181,146
Total current assets		180,648	245,300

Plant and equipment, net	7	320,400	202,848
Long term receivables, net	5	3,148	3,017
Deposits, net	8	119,198	74,887
Right of use assets	14	5,340	5,546
Total assets		$628,734	$531,598

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$17,057	$15,377
Current portion of convertible loan	10	2,009	1,871
Current portion of lease liability	14	2,863	2,645
Acquisition loan payable	3	15,500	31,000
Current portion of loans payable	12	3,077	2,792
Current portion of term loan	13	3,333	3,558
Warrant liability	11, 24	883	760
Current income tax liability		8,091	7,954
Total current liabilities		52,813	65,957

Loans payable	12	10,759	10,200
Lease liability	14	2,684	3,095
Deferred tax liability		1,957	3,209
Total liabilities		68,213	82,461

Equity
Share capital		-	-
Additional paid in capital	17	791,220	716,708
Accumulated other comprehensive income		8,147	6,291
Accumulated deficit		(238,846)	(273,862)
Total equity		560,521	449,137
Total liabilities and equity		$628,734	$531,598

Nature of operations (Note 1)
Commitments and contingencies (Note 16)
Subsequent events (Note 29)

On behalf of the board:

"Frank Holmes"	"Marcus New"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.
3

HIVE Digital Technologies Ltd.
Condensed Interim Consolidated Statements of

Income (Loss) and Comprehensive Income (Loss)

(expressed in thousands of United States dollars, except share and per share data)
(Unaudited)

		Three months ended
As at	Note	June 30, 2025	June 30, 2024

Revenue from digital currency mining		$40,797	$29,636
High performance computing		4,814	2,605
		45,611	32,241

Cost of sales
Operating and maintenance costs	22	(28,983)	(21,004)
High performance computing service fees		(809)	(544)
Depreciation		(22,011)	(13,094)
		(6,192)	(2,401)

Net realized and unrealized gains (losses) of digital currencies		23,161	(21,942)

Operating expenses
Selling, general and administrative expenses	21	(5,750)	(3,443)
Foreign exchange gain (loss)		2,872	(1,152)
Stock-based compensation	18	(5,750)	(489)
Total operating expenses		(8,628)	(5,084)

Unrealized gain on investments		8,172	7,732
Change in fair value of derivatives	24	16,436	615
Provision on sales tax receivables	5	1,367	-
Gain on sale of equipment		1,312	4,319
Other income		325	126
Finance expense	20	(288)	(645)
Income (loss) from operations		35,665	(17,280)

Tax expense		(649)	(1,008)
Net income (loss) after tax		35,016	(18,288)

Other comprehensive income
Translation adjustment		1,856	37

Net income (loss) and comprehensive income (loss)		$36,872	$(18,251)

Basic income (loss) per share		$0.19	$(0.17)
Diluted income (loss) per share		$0.18	$(0.17)

Weighted average number of common shares outstanding
Basic	19	182,007,767	110,691,493
Diluted	19	192,827,179	110,691,493

The accompanying notes are an integral part of these consolidated financial statements.
4

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Changes in Equity (expressed in thousands of United States dollars, except share and per share data) (Unaudited)

Equity	Note	Common shares issued	Amount	Additional paid- in capital	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance, March 31, 2024		106,080,151	$-	$523,949	$6,329	$(270,866)	$259,412
Share-based compensation	18	-	-	489	-	-	489
Shares offering		11,166,160	-	31,903	-	-	31,903
Vesting of restricted stock units		39,150	-	-	-	-	-
Issuance costs		-	-	(2)	-	-	(2)
Reclassification of special warrants		-	-	(5,112)	-	-	(5,112)
Reclassification of derivative loan component		-	-	120	-	-	120
Net loss		-	-	-	-	(18,288)	(18,288)
Translation adjustments		-	-	-	37	-	37
Balance, June 30, 2024		117,285,461	$-	$551,347	$6,366	$(289,154)	$268,559

Balance, March 31, 2025		165,615,186	-	716,708	6,291	(273,862)	449,137
Share-based compensation	18	-	-	5,750	-	-	5,750
Shares offering		38,109,822	-	68,169	-	-	68,169
Exercise of stock options		600,000		738		-	738
Issuance costs		-	-	(145)	-	-	(145)
Net income		-	-	-	-	35,016	35,016
Translation adjustments		-	-	-	1,856	-	1,856
Balance, June 30, 2025		204,325,008	$-	$791,220	$8,147	$(238,846)	$560,521

The accompanying notes are an integral part of these consolidated financial statements.
5

HIVE Digital Technologies Ltd. Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of United States dollars) (Unaudited)

		Three months ended
As at	Note	June 30, 2025	June 30, 2024

Cash flows from operating activities
Net income (loss)		$35,016	$(18,288)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Revenue recognized from digital currency		(40,797)	(29,636)
Proceeds from sale of digital currency		66,447	15,479
Revaluation of digital currency		(23,161)	21,942
Depreciation		22,011	13,094
Non-cash lease expense		2,484	749
Unrealized gain on investments		(8,172)	(7,732)
Change in fair value of derivative asset		(16,436)	(615)
Gain on sale of equipment		(1,312)	(4,319)
Provision on sales tax receivables		(1,367)	-
Income tax expense		649	1,008
Accretion on convertible debt		138	388
Share-based compensation		5,750	489
Interest expense		72	105
Foreign exchange (gain) loss		(2,832)	1,354
Lease payments on operating leases		(867)	(733)

Changes in non-working capital items
Amounts receivable and prepaids		(17,941)	2,529
Accounts payable and accrued liabilities		(9,454)	(201)
Net cash provided by (used in) operating activities		10,228	(4,387)

Cash flows from investing activities
Deposits on equipment		(15,978)	(11,111)
Investments		-	(570)
Purchase of investments		(126)	-
Proceeds on disposal of equipment		1,475	4,840
Purchase of equipment		(31,379)	(2,219)
Payment of security deposits		(15,948)	-
Net cash used in investing activities		(61,956)	(9,060)

Cash flows from financing activities
Exercise of options		738	-
Loan payments		-	(1,775)
Term loan payments		(410)	-
Shares offering		68,024	31,901
Repayment of acquisition loan payable		(15,500)
Repayment of debenture		-	(748)
Net cash provided by financing activities		52,852	29,378

Effects of exchange rate changes on cash		102	-

Net change in cash during the period		$1,226	$15,931

Cash, restricted cash equivalents and bank overdraft
Beginning of period		23,375	9,678
End of period		$24,601	$25,609

The accompanying notes are an integral part of these consolidated financial statements.
6

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024
(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

1. Nature of Operations

HIVE Digital Technologies Ltd. (the "Company") is in the business of providing infrastructure solutions, including operating data centers, the computing power of which is used for high performance computing ("HPC") and generating hashrate which is sold to mining pools and then used for "the mining of cryptocurrencies".  Digital currencies are subject to risks unique to the asset class and different from traditional assets.

The Company is incorporated in the province of British Columbia and is a reporting issuer in each of the Provinces and Territories of Canada. The Company is listed for trading on the TSXV, under the symbol "HIVE.V", as well on the Nasdaq's Capital Markets Exchange under "HIVE", and on the Open Market of the Frankfurt Stock Exchange under "YO0.F". On July 12, 2023, the Company completed a name change from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd. The Company's head office is located at Suite 128, 7900 Callaghan Road, San Antonio, Texas, 78229, United States of America and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

2. Basis of Presentation

The accompanying condensed interim consolidated financial statements (the "financial statements") are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include the results of the Company and its wholly owned subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative guidance found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU"). These financial statements are presented in U.S. dollars, which is the functional currency of the Company. The results in the financial statements and these notes include required estimates and assumptions of management, and they are not necessarily indicative of results to be expected for the year ending March 31, 2026, or for any future interim period. Further, the financial statements and the notes do not include all the information and notes required by GAAP for a complete presentation of annual financial statements. As such, the financial statements and these notes should be read in conjunction with the consolidated financial statements for the year ended March 31,2025, and notes thereto, included in the 2025 Annual Report.

(i) Use of estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates the estimates used, which include but are not limited to the: estimates in the determination of the fair value of derivative asset classified as level 3 on the fair value hierarchy; determinations of the useful lives and recoverability of long-lived assets; the realization of tax assets, and estimates of tax liabilities.

These estimates, judgments, and assumptions are reviewed periodically, and the impact of any revisions are reflected in the financial statements in the period in which such revisions are made. Actual results may materially differ from those estimates

(ii) Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation in the financial statements and notes. The reclassifications did not have a material impact on the financial statements and related disclosures. The impact on any prior period disclosures was immaterial.

(iii) Significant Accounting Policies

Except for the update noted below, see the Company’s 2025 Annual Report for a detailed discussion of the Company’s significant accounting policies.

Derivatives

The Company occasionally enters into derivative financial instruments as part of its equipment purchase contracts.  In addition, the Company evaluates its financing and service arrangements to determine whether certain arrangements contain features that qualify as embedded derivatives requiring bifurcation in accordance with Accounting Standard Codification (“ASC”) 815 - Derivatives and Hedging. Embedded derivatives that are required to be bifurcated from the host instrument or arrangement are accounted for and valued as separate financial instruments

Derivatives are initially recorded at fair value with subsequent changes in fair value recognized as gains or losses in the consolidated statements of comprehensive income (loss). The Company classifies derivative assets or liabilities in the consolidated statements of financial position as current or non-current based on whether settlement of the instrument could be required within 12 months of the reporting date.

(iv) Recently Issued Accounting Pronouncements

The Company continually assesses new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of such change to its financial statements and ensures that there are proper controls in place to ascertain that the Company’s financial statements properly reflect the change.

(a) In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ending March 31, 2026.

(b) In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the annual and interim financial statements, disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

2. Basis of Presentation (continued)

(v) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all subsidiaries. Subsidiaries are entities in which the Company has a controlling voting interest or is the primary beneficiary of a variable interest entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

These financial statements include the accounts of the Company and the following entities:

Subsidiaries	Jurisdiction of incorporation	Functional currency	Ownership interest

HIVE Blockchain Switzerland AG	Switzerland	U.S. dollar	100%
HIVE Blockchain Iceland ehf.	Iceland	U.S. dollar	100%
Bikupa Datacenter AB	Sweden	U.S. dollar	100%
Bikupa Datacenter 2 AB	Sweden	U.S. dollar	100%
Bikupa Real Estate AB	Sweden	U.S. dollar	100%
Hive Digital Data Ltd.	Bermuda	U.S. dollar	100%
Liv Eiendom AS	Norway	U.S. dollar	100%
9376-9974 Quebec Inc.	Canada	Canadian dollar	100%
HIVE Atlantic Datacentres Ltd	Canada	Canadian dollar	100%
HIVE Performance Computing Ltd	Bermuda	U.S. dollar	100%
HIVE Performance Cloud Inc.	Canada	Canadian dollar	100%
Zunz S.A.	Paraguay	U.S. dollar	100%
W3X S.A.	Paraguay	U.S. dollar	100%
HIVE Holdings Paraguay 1 Ltd	Bermuda	U.S. dollar	100%
HIVE Holdings Paraguay 2 Ltd	Bermuda	U.S. dollar	100%
BUZZ High Performance Computing Inc.	Canada	Canadian dollar	100%

(vi) Foreign currency

Effective April 1, 2024, the Company's functional currency changed from the Canadian dollar to the U.S. dollar, which is prospectively accounted for in these financial statements. The change in functional currency better reflects the ongoing activities and operations of the Company.

For purposes of the Company's financial statements, the assets and liabilities of subsidiaries with a Canadian dollar functional currency are translated into U.S. dollars. Gains and losses resulting from these translations are reported as a component of accumulated other comprehensive income (loss) on the consolidated statements of comprehensive income (loss). Revenue, expenses, and gains or losses are translated into U.S. dollars using average exchange rates for each period.

Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as a component of other income, net on the statement of operations.

3. Asset Acquisition

Effective March 17, 2025 the Company closed the acquisition of Zunz S.A. with an unrelated party. In consideration, the Company paid $25 million cash up front and will pay the remaining purchase price of $31 million over six months.  The consideration paid also includes transaction costs of $692 and cash advanced by the Company after January 28, 2025. During the period ended June 30, 2025, the Company made three instalment payments on the acquisition loan payable and at June 30, 2025, $15.5 million remained outstanding (March 31, 2025 - $31 million).

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

3. Asset Acquisition (continued)

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by ASC 805. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired, and liabilities assumed as the date of the acquisition:

March 31, 2025

Cash paid	$25,000
Acquisition loan payable	31,000
Cash advance	7,260
Acquisition costs	692
Total consideration	63,952

Land	$952
Equipment	44
Building and leasehold	57,070
Power purchase agreement guarantee	3,314
VAT receivables	3,126
Other	52
Total assets	$64,558
Deferred tax liability	(606)
Net assets acquired	$63,952

4. Investments

As at June 30, 2025 and March 31, 2025, the Company holds investments in both private and public companies.  The Company has elected to measure its investments in equity securities of private companies at fair value with changes through profit or loss.

	June 30, 2025	March 31, 2025

Marketable securities	$30,569	$21,016
Equity securities of private companies (Note 24)	453	429
Funds	2,672	2,691
	$33,694	$24,136

Marketable securities are level 1 fair value measurements as they are publicly traded equity securities, whereas the investments in private companies are level 3 fair value measurements. The funds are measured at their net asset value.

During the three-month period ended June 30, 2025, the Company recognized $8,172 (June 30, 2024 - $7,732) of unrealized gains on equity instruments held at June 30, 2025, of which $13 (June 30, 2024 - $nil) is related to its private company investments.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

5. Amounts Receivable and Prepaids

	June 30, 2025	March 31, 2025

Sales tax receivable	$26,879	$14,650
Prepaid expenses and other receivables	12,692	8,527
Receivable on sale of subsidiary(1)	1,816	1,816
Accounts receivable and prepaids, gross	41,387	24,993

Provisions and liability on sales tax receivable, opening	(6,633)	(6,777)
Additions	-	(310)
Recovery and reversal	1,859	1,259
Foreign exchange	1,055	(805)
Provision on sales tax receivable	(3,719)	(6,633)
Amounts receivable and prepaids, net	37,668	18,360

Less: current portion	(34,520)	(15,343)
Long term portion	$3,148	$3,017

(1) This balance is conditional upon ruling by the Swedish Tax Authority related to an ongoing process in connection with certain value added tax (VAT) balances remitted and or claimed by the Company. If the ruling is favourable; amounts will be received; otherwise, the amounts will not be collectible. Management has assessed the collectability using a probability model under a range of scenarios and this receivable reflects the results of that process.

During the period ended June 30, 2025, after examination of the history of claims and payments received from various authorities, together with regulatory challenges, the Company assessed the collectability of its Sales tax receivable balance. As a result, the Company determined that there is uncertainty over the collection of certain amounts, and recorded a provision of $nil (March 31, 2025 - $0.3 million) for these receivables. During the period ended June 30, 2025, the Company paid $0.3 million towards the $0.3 million provisioned amount.  The Company had received an assessment of $2.3 million during year ended March 31, 2024,for sales tax payable that is included in the provision as a result of a Sales tax audit related to periods prior to the acquisition of 9376-9974 Quebec Inc. in 2021.During the period ended June 30, 2025, the Company received sales tax credits totalling $1.4 million that were applied against this assessment and the Company paid an additional $0.2 million towards this assessment.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company's primary exposure to credit risk is on its cash held in bank accounts as at June 30, 2025.  The majority of cash is deposited in bank accounts held primarily with one major bank in Canada so there is a concentration of credit risk.  This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company is exposed to credit risk related to amounts receivable from the Swedish government related to VAT filings and from the Canadian and Quebec governments related to the sales tax filings (Note 16).

6. Digital Currencies and Derivative Asset

Digital currencies are recognized as revenue from digital currency mining and at their fair value on the date deposited to the Company’s wallets held with the mining pools. Digital currencies are revalued each reporting period to fair value using the prices listed on coinbase.com at 12:00 AM CET with the net change in fair value reported on the consolidated statement of comprehensive income (loss).

The Company's holdings of digital currencies consist of the following:

	June 30, 2025	March 31, 2025

Bitcoin	$46,463	$180,741
Ethereum Classic	6	6
Other currencies	857	399
Total	$47,326	$181,146

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

6. Digital Currencies and Derivative Asset (continued)

The continuity of digital currencies was as follows:

Bitcoin	Amount	Number of coins

Digital currencies, March 31, 2024	$161,258	2,287
Digital currency mined (non-cash consideration)	105,158	1,414
Digital currency sold	(107,101)	(1,328)
Deposit of equipment (i)	(16,043)	(172)
Revaluation adjustment	37,469	-
Digital currencies, March 31, 2025	$180,741	2,201

Digital currency mined (non-cash consideration)	40,788	406
Digital currency purchased	8,921	86
Digital currency sold	(60,476)	(693)
Deposit on equipment (i)	(129,401)	(1,565)
Revaluation adjustment	5,890	-
Digital currencies, June 30, 2025	$46,463	435

Ethereum Classic	Amount	Number of coins

Digital currencies, March 31, 2024	$196	5,746
Digital currency mined	-	-
Digital currency sold	(105)	(5,373)
Revaluation adjustment	(85)	-
Digital currencies, March 31, 2025 and June 30, 2025	$6	373

The total net revaluation of digital currencies during the current period of $23.2 million (June 30, 2024 - ($21.9 million)) includes cumulative realized gains of $17.3 million (June 30, 2024 - cumulative realized losses of $1.2 million) and revaluation adjustment gain of $5.9 million (June 30, 2024 - revaluation adjustment loss of $20.7 million).

(i) The Company enters into certain equipment purchase agreements whereby the Company has the right to pay for the equipment deposit using Bitcoin (BTC). If the deposit is paid in BTC the Company has an option to repurchase the bitcoin in the future at the price on the date that that the deposit in BTC was made. During the three-month period ended June 30, 2025, the Company exercised an option and repurchased 86 Bitcoin at the strike price of $88.

During the three months ended June 30, 2025, the Company transferred 1,565 Bitcoin as a deposit on equipment and received an option to repurchase the BTC. The option is initially measured at fair value on the respective issuance dates of April 3, 2025, May 21, 2025 and May 26, 2025 using the Black-Scholes option pricing model with the following assumptions:

	April 3, 2025	May 21, 2025	May 26, 2025

Spot price	$83	$110	$109
Strike price	$87	$105	$110
Risk-free interest rate	3.98% - 4.30%	3.98%	3.98%
Expected life (years)	0.26 - 0.80	0.77	0.77
Annualized volatility	50.26% - 51.94%	50.41%	50.87%
No. of BTC	1,321	199	45

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

6. Digital Currencies and Derivative Asset (continued)

The options are re-valued each reporting period.  As at June 30, 2025 and March 31, 2025, the options were valued using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2025	March 31, 2025

Spot price	$107	$83
Strike price	$87 - 110	$88
Risk-free interest rate	4.16% - 4.35%	4.21% - 4.29%
Expected life (years)	0.01 - 0.66	0.18 - 0.43
Annualized volatility	35.65% - 44.12%	49.95% - 52.18%
No. of Bitcoin pledged	1,651	172

As of June 30, 2025, the Company holds options to repurchase 1,651 Bitcoin (March 31, 2025 - 172) and the fair value of these options is $40.5 million (March 31, 2025 - $1.3 million). During the three-month period ended June 30, 2025, the Company recognized a remeasurement gain of $16.6 million (Note 24).

7. Plant and Equipment

Property and equipment consist of the following components:

	June 30, 2025	March 31, 2025

Equipment	$434,324	$312,231
Land	2,592	2,244
Building	122,751	103,032
Total	559,667	417,507
Accumulated depreciation	(239,267)	(214,659)
Net carrying value	$320,400	$202,848

The Company depreciates its plant and equipment over the remaining estimated useful economic life. Included in equipment and land for the period ended June 30, 2025, is construction in progress totalling $27.3 million (March 31, 2025 - $18.5 million) for the 100 MW datacenter facility in Valenzuela, Paraguay. There was no depreciation recorded on construction in progress at the end of June 30, 2025, and March 31, 2025.

8. Deposits

The deposits relate to required amounts on account with electricity providers in Sweden and Paraguay, and deposits for equipment purchases, consisting of:

Description	June 30, 2025	March 31, 2025

ANDE*	$22,472	$6,524
Bodens Energi	290	274
Atnorth	329	310
Equipment deposits	106,533	78,647
Vattenfall AB	1,338	1,263
Brattys LLP	367	-
Deposits, gross	131,329	87,018

Equipment deposit provision, opening	(12,131)	(12,131)
Equipment deposit provision, reclassed	-	-
Equipment deposit provision	(12,131)	(12,131)
Deposits, net	$119,198	$74,887

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

8. Deposits (continued)

The Company is exposed to counterparty risk through the advances made for certain mining equipment ("Deposits") it places with its suppliers in order to secure orders over a set delivery schedule.  The risk of a supplier failing to meet its contractual obligations may result in late deliveries and/or the value of the deposits is not realised from non delivery of equipment or delivery of equipment with reduced quality.  The Company attempts to mitigate this risk by procuring mining hardware from the established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market.

*During the year ended March 31, 2025, the Company entered a 100 MW power supply agreement with the National Administration of Electricity ("ANDE") in Paraguay. The Company paid $3.4 million security deposit for one month of estimated consumption of electric energy and power per terms of the agreement.  On March 17, 2025, the Company acquired Zunz SA (Note 3), which held a 200 MW power supply agreement with ANDE. Under this agreement, Zunz SA was required to provide $19 million in deposits, of which $3.3 million had been paid at the time of acquisition. The Company paid the remaining $15.9 million on April 2, 2025.

The Company has a commitment to pay for another two months of estimated consumption before sixty calendar days from the start of the supply or within 12 months following the signing of the 100 MW power supply agreement, whichever, occurs first. In addition, the Company will need to provide a letter of credit, valid until April 1, 2028, for an amount equivalent to two months of estimated consumption of electric energy and power within 12 months of signing the power supply agreement. These commitment amounts are included in Note 16(c) and are refundable to the Company after the agreement has concluded and the sums resulting from the final statement of account from ANDE are settled.

During the period ended June 30, 2025, the Company recorded an increase in the provision on the deposits of $nil (period ended June 30, 2024 - $nil) in the statements of (loss) income and comprehensive (loss) income. The expected credit losses are based on the counterparty risk of delivery, efficiency of machines expected use of the machines and the expected quantity and quality of the equipment to be received.

9. Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	June 30, 2025	March 31, 2025

Accounts payable	$10,168	$11,650
Accrued liabilities	5,148	2,254
Holdback payable	500	500
Other payable	1,241	973

	$17,057	$15,377

10. Convertible Loan

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15 million with U.S.  Global Investors, Inc.  ("U.S.  Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S.  Global.

The Debentures mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures were issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share. Interest is payable monthly, and principal is payable quarterly.  In addition, U.S. Global was issued 5.0 million common share purchase warrants (the "Warrants").  Each five whole Warrant entitles U.S. Global to acquire one common at an exercise price of C$15.00 per Share for a period of three years from closing.  The Warrants expired unexercised on January 12, 2024.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

10. Convertible Loan (continued)

Prior to the Company's change in functional currency on April 1, 2024, the Company determined that the Convertible Loan contained an embedded derivative, and that the conversion feature does not qualify as equity as it does not satisfy the "fixed for fixed" requirement as the number of potential common shares to be issued is contingent on a variable carrying amount for the financial liability.  The financial liability is variable because the functional currency of Hive Digital Technologies Ltd.  is Canadian dollars and the Convertible Loan is denominated in U.S. dollars, therefore the number of common shares to be issued depends on the foreign exchange rate at the date of settlement.  Consequently, the conversion feature was classified as a derivative liability.  As of April 1, 2024, the conversion feature was reclassified to equity.

The Company allocated the proceeds of $15 million first to the derivative component for $8.6 million, with the residual value to the liability component for $6.4 million.  The derivative component was valued on initial recognition using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 0.69%; an expected volatility of 105%; an expected life of 2.71 years; a forfeiture rate of zero; and an expected dividend of zero.

Liability Component

Balance, March 31, 2024	$3,554
Principal payment	(3,000)
Interest payment	(337)
Accretion and interest	1,654
Balance, March 31, 2025	1,871

Less: current portion	(1,871)
Non-current portion	$-

Principal payment	-
Interest payment	(31)
Accretion and interest	169
Balance, June 30, 2025	2,009

Less: current portion	$(2,009)
Non-current portion	$-

Derivative Component

Balance, March 31, 2024	$120
Reclassification to equity	(120)
Balance, March 31, 2025 and June 30, 2025	$-

The derivative component is re-valued each reporting period until April 1, 2024 when it was reclassified to equity.  As at March 31, 2024, the derivative component was revalued at $0.1 million using the Black-Scholes option pricing model with the following assumptions: share price of C$4.56 an expected weighted average risk-free interest rate of 4.5%; an expected weighted average volatility of 79%; and an expected weighted average life of 1.1 years.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

11. Warrant Liability

As part of the change in the Company's functional currency from the Canadian dollar to the U.S. dollar during the year ended March 31, 2025, all of the Company's issued and outstanding warrants were reclassified from equity to liability. The warrants have strike prices denominated in Canadian dollars and are not indexed to the Company's stock because of the change in functional currency.

Warrants outstanding

Balance, March 31, 2024	-
Reclassified from equity	5,243,727
Expired*	(2,023,727)
Balance, June 30, 2025 and March 31, 2025	3,220,000

The warrant liability is re-valued each reporting period. As at June 30, 2025, the warrant liability was revalued at $883 (March 31, 2025 - $760) using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2025	March 31, 2025

Stock price (C$)	$2.46	$2.10
Risk-free interest rate	2.55%	2.43%
Expected life (years)	1.50	1.75
Annualized volatility	85%	85%
Dividend rate	0%	0%

The warrants outstanding and exercisable as at June 30, 2025 are as follows:

Outstanding	Exercisable		Exercise Price	Expiry date

**2,875,000	2,875,000	C$	6.00	December 28, 2026
**345,000	345,000	C$	5.00	December 28, 2026
3,220,000	3,220,000

* On November 30, 2021, the Company completed an agreement with Stifel GMP as lead underwriter and sole book runner to include a syndicate of underwriters (the "Underwriters"), whereby the Underwriters will purchase, on a bought-deal basis, 3,834,100 special warrants of the Company (the "2021 Special Warrants") at a price of C$30.00 per Special Warrant for aggregate gross proceeds to the Company of C$115 million (the "Offering"). On January 12, 2022, each 2021 Special Warrant was deemed to be exercised into one Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a "Warrant"). Each Warrant is exercisable for one share on or before May 30, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on May 30, 2024.

On December 1, 2021, the Company issued 106,677 warrants as consideration for an investment in Titan.io. Each Warrant is exercisable for one share on or before September 15, 2024, at an exercise price of C$30.00 per Share. These warrants expired unexercised on September 15, 2024.

** On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering"). Each 2023 Special Warrant entitles the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

11. Warrant Liability (continued)

On February 2, 2024, the 2023 Special Warrants were deemed exercised into one unit of the Company comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026. In consideration of services, the Underwriters received a cash commission of C$1.725 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing.

12. Loans Payable

On March 31, 2021, as part of the sale of the net assets in Boden Technologies AB, the Company incurred a loan payable. The facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035. Principal payment plus interest is payable annually. The loan payable is contingently forgiven based on a favourable ruling from the Swedish Tax Authority on the ongoing value tax assessment.

A continuity of the loan balances are as follows:

Balance, March 31, 2024	$13,188
Interest	414
Repayment	(1,343)
Foreign exchange movement	733
Balance, March 31, 2025	12,992

Interest	72
Foreign exchange movement	772
Balance, June 30, 2025	13,836

Less: current portion	(3,077)
Non-current portion	$10,759

13. Term Loan

As part of the Atlantic acquisition, the Company acquired a $11.0 million (C$13.6 million) term loan ("Atlantic Term Loans"). The Atlantic Term Loans were made up of two discrete balances; Term Loan 1 and Term Loan 2; and the total facility bearing an interest rate of 3.33% per annum with a term maturity date of June 30, 2024.

On June 30, 2024, the Company renewed Term Loan 1 over a 1-year term at an interest rate of 5.31% with a balance remaining of C$4.2 million, and Term Loan 2 was renewed at 5.15% over a 2-year term with a balance remaining of C$2.6 million. Principal payments of C$0.2 million plus interest is payable monthly.

On June 30, 2025, the Company renewed Term Loan 1 over a 1-year term at an interest rate of 4.39% with a balance remaining of C$2.8 million. The principal and interest payments are the same as noted above.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

13. Term Loan (continued)

On April 21, 2025, the Company received a covenant amendment from its lender in relation to the Atlantic Term Loans maintained by HIVE Atlantic Datacentres Ltd. As part of this modification, the lender formally withdrew the following financial covenants:

  A minimum working capital ratio of 1.20:1
  A maximum long-term debt to tangible net worth ratio of 2.00:1

The following covenant remains in effect and must be maintained at all times:

  A minimum debt service coverage ratio to EBITDA of 1.50:1

As at June 30, 2025, HIVE Atlantic Datacentres Ltd. was in compliance with the amended required debt service coverage ratio covenant. The outstanding balance is presented as a current liability as at June 30, 2025 because it matures within one year. The Atlantic Term Loans include an unlimited guarantee from the Company.

	Term Loan 1	Term Loan 2	Total

Balance, March 31, 2024	$3,454	$2,154	$5,608
Interest	134	81	215
Repayment	(1,234)	(767)	(2,001)
Foreign exchange movement	(163)	(101)	(264)
Balance, March 31, 2025	2,191	1,367	3,558

Interest	29	18	47
Repayment	(282)	(175)	(457)
Foreign exchange movement	114	71	185
Balance, June 30, 2025	$2,052	$1,281	$3,333

14. Right of Use Asset and Operating Lease Liability

The Company has lease agreements for its offices, and buildings for its data centers in Sweden and Quebec, Canada, in addition to electrical equipment in Sweden.

Right of use assets

	June 30, 2025	March 31, 2025

Cost	$13,271	$12,704
Accumulated amortization	(7,931)	(7,158)
Net carrying value	$5,340	$5,546

Lease liabilities

	June 30, 2025	March 31, 2025

Current	$2,863	$2,645
Non-current	2,684	3,095
	$5,547	$5,740

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

14. Right of Use Asset and Operating Lease Liability (continued)

	June 30, 2025	March 31, 2025

Weighted average discount rate	6.00%	6.00%
Weighted average remaining lease term (in years)	2.24	2.42

	June 30, 2025	March 31, 2025

2026	$3,100	$2,900
2027	1,704	2,014
2028	1,095	981
2029	11	251
Total undiscounted lease liabilities	5,910	6,146
Interest on lease liabilities	(363)	(406)
Total present value of minimum lease payments	5,547	5,740
Lease liability - current portion	2,863	2,645
Lease liability	$2,684	$3,095

The Company incurred the following lease costs which were recorded in operating and maintenance costs in the statements of (loss) income and comprehensive (loss) income:

	Three months ended
	June 30, 2025	June 30, 2024

Variable lease costs (CPI adjustments)	$96	$64
Operating lease costs:
Depreciation of leased assets	642	576
Interest on lease liabilities	82	107
Total lease costs	$820	$747

Cash paid for amounts included in the measurement of lease liabilities:

	Three months ended
	June 30, 2025	June 30, 2024

Cash flows from operating leases	$867	$733

15. Commitments and Contingencies

Commitments

(a) Service agreements

The Company has service agreements with unrelated third parties to operate and maintain the Company's data center computing equipment for the purpose of mining crypto currency in Canada, Sweden and Iceland.  As part of the arrangement, proprietary software is installed on the Company's computing equipment to assist in optimizing the use of the equipment.

(b) Power purchase agreement

The Company entered into a supplemental power pricing arrangement that provides a fixed price of electricity consumption each month at the Company's Bikupa Datacenter AB and Bikupa Datacenter 2 AB location in Sweden. The fixed price agreement was assessed and is being accounted for as an executory contract; electricity costs are expensed as incurred.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

15. Commitments and Contingencies (continued)

(c) Obligations on mining equipment and site development

The Company had purchase commitments of $67.6 million at the period ended June 30, 2025 (March 31, 2025 - $227.8 million).

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2") received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023, and December 22, 2023 May 28, 2024, October 14 & 16, 2024, March 18, 2025 for Bikupa and February 14, 2023, and December 21, 2023, June 14, 2024, September 11 & 23, 2024 and March 21, 2025 for Bikupa 2 respectively, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 607.3 million or approximately $60.4 million.  The assessments cover the period December 2020 to July 2024 for Bikupa, and the period April 2021 to July 2024 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment and repayment of amounts previously received plus applicable interest.

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company engaged an independent legal firm and independent audit firm in Sweden with expertise in these matters to assist in the appeal process.  The Company does not believe that the decision has merit because in management's opinion and those of the Company's independent advisors, the decision is not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decision.  It is the Company's opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that supports the STA's position. The cases are currently in the County Administrative Court.

It is not yet known when this dispute will be resolved; the due process following appeals and the court ruling could extend beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

Contingencies

(a) Contingent VAT Liability to the Swedish Tax Authority ("STA")

If the Company is unsuccessful in its appeal, the full amount could be payable including other items such as penalties and interest that may accrue to the Company.  The Company will continue to assess these matters. As of June 30, 2025, the Company has not recorded any amounts payable to the STA in connection with the decisions. The Company continues to monitor the activities of the claim with the STA. As at June 30, 2025, the Company has not received any additional communication from the STA.

(b) Litigation

From time to time, the Company is involved in routine litigation incidental to the Company's business.  Management believes that adequate provisions have been made where required and the ultimate resolution with respect to any claim will not have a material adverse effect on the financial position or results of the operations of the Company.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

16. Related Party Transactions

The Company entered into the following related party transactions not otherwise disclosed in these financial statements:

(a) As at June 30, 2025, the Company had $0.4 million (March 31, 2025 - $0.3 million due to a director and officers) due to a director and officers for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at June 30, 2025, the Company had $nil (March 31, 2025 - $nil) due to a company controlled by a director of the Company included in accounts payable and accrued liabilities. For the period ended June 30, 2025, the Company paid $82 (June 30, 2024 - $64) to this company for marketing services.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the period ended June 30, 2025, key management compensation includes salaries and wages paid to key management personnel and directors of $0.4 million (period ended June 30, 2024 - $0.3 million) and share-based payments of $3 million (period ended June 30, 2024 - $0.3 million).

17. Equity

(a) Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value

(b) Issued and fully paid common shares

During the period ended June 30, 2025:

  The Company issued 38,109,822 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $70 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $1.84 (C$2.54). Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $1.8 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement. In addition, the Company incurred $145 in fees related to its October 2024 ATM Equity Program.
  The Company issued 600,000 common shares for total proceeds of $738 pursuant to the exercise of 500,000 options at a price of $1.25 per stock option and 100,000 options at a price of $1.10 per stock option.

During the period ended June 30, 2024:

  On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement"). Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

17. Equity (continued)

The Company issued 11,166,160 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of $32.9 million. The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.03. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $2 in fees related to its August 2023 ATM Equity Program. The August 2023 Equity Distribution Agreement was terminated as of July 8, 2024.

  Issued 39,150 common shares upon the exercise of restricted share units (Note 19(b)).

(c) Warrants

Following is a summary of changes in warrants outstanding for the period ended June 30, 2025:

	Warrants outstanding	Weighted average exercise price

Balance, March 31, 2024	5,243,727	$15.20
Reclassified to warrant liability	(5,243,727)	(15.20)
Balance, June 30, 2025 and March 31, 2025	-	$-

18. Stock-based Compensation

Stock-based compensation expense was comprised of the following for the period ended:

	Three months ended
	June 30, 2025	June 30, 2024

Stock options	$35	$104
RSUs	5,715	385
Total	$5,750	$489

(a) Stock options

The Company has established a rolling Stock Option Plan (the "Plan").  Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  The maximum term of each option shall not be greater than 10 years.  The exercise price of each option shall not be less than the market price of the Company's shares at the date of grant.  Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than a quarter of such options vesting in any 3-month period.  All other options vest at the discretion of the Board of Directors.

On April 1, 2024 the Company modified the exercise price from Canadian dollars to United States dollars of stock options that were held by employees in the United States of America and in Europe. The modification resulted in $nil additional stock based compensation expense.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

18. Stock-based Compensation (continued)

Following is a summary of changes in stock options outstanding for stock options with a CAD exercise price:

	Outstanding	Weighted average exercise price - CAD

Balance, March 31, 2024	3,465,915	$5.24
Change in exercise price	(1,605,015)	(3.32)
Balance, June 30, 2025 and March 31, 2025	1,860,900	$6.89

Following is a summary of changes in stock options outstanding for stock options with a USD exercise price:

	Outstanding	Weighted average exercise price - USD

Balance, March 31, 2024	-	$-
Change in exercise price	1,605,015	2.62
Expired	(54,615)	(7.75)
Exercised	(100,000)	(1.09)
Balance, March 31, 2025	1,450,400	$2.53
Exercised	(600,000)	(1.49)
Balance, June 30, 2025	850,400	$3.47

The stock options outstanding and exercisable with CAD exercise price as at June 30, 2025, are as follows:

Outstanding	Exercisable	Exercise price - CAD	Expiry date

2,000	2,000	$15.70	February 11. 2026
337,500	337,500	5.66	August 26, 2027
50,000	50,000	10.00	March 26, 2028
470,000	470,000	6.86	July 6, 2028
400,000	400,000	3.10	September 18, 2028
100,000	100,000	1.35	December 21, 2028
200,000	200,000	1.45	February 10, 2030
20,000	20,000	1.90	May 29, 2030
1,400	1,400	10.80	December 24, 2030
60,000	60,000	18.35	April 29, 2031
180,000	135,000	18.50	October 7, 2031
40,000	40,000	25.35	November 10, 2031
1,860,900	1,815,900

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

18. Stock-based Compensation (continued)

The stock options outstanding and exercisable with USD exercise price as at June 30, 2025, are as follows:

Outstanding	Exercisable	Exercise price - USD	Expiry date

50,400	50,400	$4.36	August 26, 2027
500,000	500,000	1.23	September 14, 2027
130,000	130,000	5.14	July 6, 2028
100,000	100,000	1.09	February 10, 2030
30,000	30,000	20.03	April 6, 2031
20,000	6,667	20.36	November 10, 2031
20,000	20,000	16.61	December 9, 2031
850,400	837,067

(b) Restricted share-units

The Company has established a Restricted Share Unit Plan (the "RSU Plan").  Under the RSU Plan, together with any other share compensation arrangement, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares and, to any one optionee, may not exceed 5% of the issued shares on a yearly basis.  Currently, the RSU Plan has a limit of 2 million shares, which is not rolling.  The Board may in its own discretion, at any time, and from time to time, grant RSUs to any employee, director or consultant of the Company or its subsidiaries (collectively, "Eligible Person"), other than persons conducting investor relations activities, from time to time by the Board, subject to the limitations set forth in the RSU Plan.  The Board may designate one or more performance periods under the RSU Plan.  In respect of each designated performance period and subject to the terms of the RSU Plan, the Board may from time to time establish the grant date and grant to any Eligible Person one or more RSUs as the Board deems appropriate.

The fair value of restricted shares units (RSUs) is generally measured as the grant date price of the Company's share.

On April 17, 2025, the Company granted 2,797,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$2.05 per share and vesting on April 17, 2026.

Following is a summary of changes in restricted share units outstanding as of June 30, 2025:

Outstanding

Balance, March 31, 2024	1,379,056
Granted	6,050,000
Exercised	(326,644)
Balance, March 31, 2025	7,102,412

Granted	2,797,000
Balance, June 30, 2025	9,899,412

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

19. Income per Share

Income per common share represents net income for the period divided by the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

	Three-months ended
	June 30, 2025	June 30, 2024

Basic weighted average number of common shares outstanding	182,007,767	110,691,493
Effect of dilutive stock options and warrants	10,819,412	-
Diluted weighted average common shares outstanding	192,827,179	110,691,493

20. Finance Expense

Finance expenses were comprised of the following:

	Three-months ended
	June 30, 2025	June 30, 2024

Interest and accretion on convertible loan	$169	$494
Interest on loans payable	72	107
Interest on term loan	47	44
Total	$288	$645

21. General and Administrative Expenses

General and administrative expenses were comprised of the following:

	Three-months ended
	June 30, 2025	June 30, 2024

Management fees, salaries and wages	$1,515	$972
Marketing	514	383
Office, administration and regulatory	1,565	982
Professional fees, advisory and consulting	2,156	1,106
Total	$5,750	$3,443

22. Operating and Maintenance Costs

Operating and maintenance costs were comprised of the following:

	Three-months ended
	June 30, 2025	June 30, 2024

Digital currency mining	$26,843	$18,266
High performance computing hosting	2,140	2,738
Total	$28,983	$21,004

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

23. Supplemental Cash Flow Information

	Three-months ended
	June 30, 2025	June 30, 2024

Non-cash transactions:
Recognition of ROU assets and lease liabilities	$286	$204
Reclassification of warrant liability from equity	$-	$5,112
Reclassification of derivative liability to equity	$-	$(120)

Interest paid	$232	$661
Income taxes paid	$187	$-

24. Fair Value Measurements

The fair values of investments, digital currencies and derivative assets were measured using the cost, market or income approaches. The investments, digital currencies and derivative assets measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values, with the designation based upon the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 Inputs: Unobservable inputs for the asset or liability (Unobservable inputs reflect management's assumptions on how market participants would price the asset or liability based on the information available).

Valuation of Assets that use Level 2 Inputs ("Level 2 Assets").  The fair value of Level 2 Assets would use the quoted price from the exchanges which the Company most frequently uses, with no adjustment.

The Company classified its financial assets and liabilities into the following levels at June 30, 2025 and March 31, 2025:

	June 30, 2025			March 31, 2025
Assets	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash	$-	$24,601	$-	$-	$23,375	$-
(i) Digital currencies (Note 6)	-	47,326	-	-	181,146	-
(ii) Investments (Note 4)	30,569	-	453	21,016	-	429
Derivative asset (Note 6)	-	-	40,507	-	-	1,300
	$30,569	$71,927	$40,960	$21,016	$204,521	$1,729

Liabilities
Warrant liability	$-	$-	$883	$-	$-	$760
Convertible loan-derivative component	-	-	-	-	-	-
	$-	$-	$883	$-	$-	$760

(i)  The fair value of the Company's digital assets is determined by the price at 12:00 AM CET per coinbase.com.

(ii) The Company's investments classified as level 3 fair value measurements consist of investments in preferred stock, convertible notes and common stock.  For the Company's common stock investments:

  Various Black Scholes models were utilized; and
  A prior transaction approach was used for others; some adjusted.

There were no transfers of financial instruments between Level 1, Level 2, and Level 3 during the period presented.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

24. Fair Value Measurements (continued)

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis:

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a non-recurring basis. Our non-financial assets, include right of use assets, plant and equipment, long term receivables and deposits are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized.

As of June 30, 2025, and March 31, 2025, the fair values of cash, amounts receivable and prepaid assets, accounts payable, current portion of convertible loan, lease liability, loans payable, and term loan approximated their carrying values because of the short-term nature of these instruments.

A verified prior transaction is initially given 100% weighting in a fair value conclusion (if completed at arm's length), but subsequently such weighting is adjusted based on the merits of newly observed data.  As a result, in the absence of disconfirming data, an unadjusted prior transaction price may not be considered "stale" for months or, in some cases, years.

Level 3 Continuity

The following is a reconciliation of Level 3 assets and liabilities:

Level 3 Continuity
Investments
Balance, at April 1, 2024	$576
Transfer to Level 1	(133)
Foreign exchange	(2)
Change in fair value	(12)
Balance, at March 31, 2025	429

Change in fair value	24
Balance, at June 30, 2025	$453

Derivative asset
Balance, at April 1, 2024	$-
Additions	2,000
Change in fair value	(700)
Balance, at March 31, 2025	1,300

Additions	24,043
Exercised	(1,395)
Change in fair value	16,559
Balance, at June 30, 2025	$40,507

Warrant liability
Balance, at April 1, 2024	$-
Additions - reclassification from equity	5,112
Change in fair value	(4,352)
Balance, at March 31, 2025	760

Change in fair value	123
Balance, at June 30, 2025	$883

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

25. Digital Currency and Risk Management

Digital currencies are measured using Level 2 inputs

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations.  The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently mainly consist of Bitcoin.  The table below shows the impact for every 5% variance in the price of Bitcoin on the Company's earnings before tax, based on the closing price at June 30, 2025.

Impact of 5% variance in price

Bitcoin	$2,323

For the security of its digital currencies, the Company uses the services of two institutions through custodial agreements, one located in Liechtenstein and another in the United States.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

26. Segmented Information

The Company's Chief Operating Decision Maker ("CODM") is its President and CEO.  The Company operates in one segment, with two revenue streams being the mining and sale of digital currencies and high-performance computing hosting.  The Company uses net income as measures of profit or loss on a consolidated basis in making decisions regarding resource allocation and performance assessment.  Additionally, the Company's CODM regularly reviews the Company's expenses on a consolidated basis.  The financial metrics used by the CODM help make key operating decisions, such as determination of digital asset purchases and significant acquisitions and allocation of budget between cost of revenue and general and administrative expenses.

External revenues are attributed by geographical location, based on the country from which services are provided.

Three months ended June 30, 2025	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Revenue from digital currency mining	$-	$-	$-	$-	$-	$40,797	$40,797
High performance computing hosting	-	-	-	-	-	4,814	4,814
	$-	$-	$-	$-	$-	$45,611	$45,611

Three months ended June 30, 2024	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Revenue from digital currency mining	$-	$-	$-	$-	$-	$29,636	$29,636
High performance computing hosting	-	-	-	-	-	2,605	2,605
	$-	$-	$-	$-	$-	$32,241	$32,241

The Company's plant and equipment are located in the following jurisdictions:

June 30, 2025	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Plant and equipment	$204,431	$22,186	$93,783	$-	$-	$-	$320,400
Right of use asset	3,110	2,203	-	-	-	27	5,340
	$207,541	$24,389	$93,783	$-	$-	$27	$325,740

March 31, 2025	Canada	Sweden	Paraguay	Iceland	Switzerland	Bermuda	Total

Plant and equipment	$101,311	$25,953	$75,581	$-	$-	$3	$202,848
Right of use asset	2,918	2,588	-	-	-	40	5,546
	$104,229	$28,541	$75,581	$-	$-	$43	$208,394

Concentrations

During the three months ended June 30, 2025, and 2024, aside from the digital currency mining revenue generated as a result of the Company’s participation in a mining pool, no single customer or related group of customers contributed 10% or more of the Company’s total consolidated revenue.

HIVE Digital Technologies Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(expressed in thousands of United States dollars except share and per share data)

(Unaudited)

27. Subsequent Events

Subsequent to the period ended June 30, 2025, the Company issued 1,175,441 common shares under the RSU plan upon the exercise of restricted share units.

Subsequent to the period ended June 30, 2025, the Company issued 24,099,854 October 2024 ATM Shares pursuant to the October 2024 ATM Equity Program for gross proceeds of $52.9 million.  The October 2024 ATM shares were sold at prevailing market prices, for an average price per October 2024 ATM Share of $2.19 (C$3.00). Pursuant to the October 2024 Equity Distribution Agreement, a cash commission of $1.4 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the October 2024 Equity Distribution Agreement.

On July 8, 2025, the Company granted 2,809,000 RSU to certain employees, officers, directors and eligible consultants of the Company with a fair value of C$3.03 per share and vesting on July 8, 2026.

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